April 6, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street N.E.

Washington, D.C. 20549

Attention: David L. Orlic, Special Counsel

Re:	BBX Capital Corporation

Tender Offer Statement on Schedule TO

Filed March 20, 2015 by BFC Financial Corporation

File No. 005-43699

Dear Mr. Orlic:

BFC Financial Corporation (“BFC”) is submitting this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated April 1, 2015 relating to the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”). In this letter, the comments from the Staff are recited in bold type and are followed with BFC’s response. Concurrently with the submission of this letter, BFC is filing via the Commission’s EDGAR system Amendment No. 1 to the Schedule TO (the “Amendment”) that reflects the revisions described in this letter. Capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the Schedule TO.

General

1.	Please provide us with an analysis as to whether the tender offer constitutes a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3). While we recognize that the offer is conditioned on your determination that the purchase of shares pursuant to the offer is not reasonably likely to result in the shares being delisted from the NYSE or deregistered under the Securities Exchange Act of 1934, Rule 13e-3 may nevertheless apply if the purchase constitutes the first in a series of transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in the rule.

As described in Q&A No. 4 in SEC Release 34-17719 (the “Release”), the determination of when a transaction by an issuer or an affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction is based upon the particular facts and circumstances of each situation. Further, the Release provides that the SEC focuses first on whether a transaction is effected for the “purpose” of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii) in determining whether a transaction by an issuer or an affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction. While, as described in the Offer to Purchase, the Offer is being pursued in order to increase BFC’s ownership interest in BBX Capital, it is not being pursued with any view of increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, a Rule 13e-3 transaction. Rather, as described in the Offer to Purchase, it is a condition to consummation of the Offer that BFC determines that the consummation of the Offer and the purchase of Shares is not reasonably likely to result in BBX Capital’s Class A Common Stock being delisted from the NYSE or deregistered under the Exchange Act. We would note that under the NYSE Listed Company Manual, the number of shareholders of a listed company must be greater than 400 as determined at the beneficial holder level, including a look-through of custodians, brokers and banks to the underlying beneficial owners. Information available to BFC is that there are currently in excess of 6,000 beneficial owners of BBX Capital’s Class A Common Stock. In addition, as set forth in the Release, “in the absence of a purpose of producing or facilitating the production of any of the specified effects, the determination of whether a transaction or series of transactions is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects.” While, as described in the Offer to Purchase, BFC and BBX Capital previously were party to a merger agreement that provided for BBX Capital to merge into a wholly owned subsidiary of BFC, such merger agreement, which was terminated during December 2014, contemplated a stock-for-stock merger and required as a condition to closing the merger that BFC’s Class A Common Stock be listed on a national securities exchange at the effective time of the merger, such that the merger if consummated would not have constituted a going private transaction under Rule 13e-3. Further, as detailed in the Offer to Purchase, BFC does not have any current plans or intentions to engage in a going private transaction under Rule 13e-3 with BBX Capital. To that end, BFC has delivered a letter to the special committee of BBX Capital’s Board of Directors pursuant to which BFC has agreed that for a period of one year following consummation of the Offer, BFC will not, without the approval of a majority of BBX Capital’s independent directors, take any action that would cause or have a reasonable likelihood of causing (i) the delisting of BBX Capital’s Class A Common Stock from the NYSE, (ii) the deregistration of BBX Capital’s Class A Common Stock under the Exchange Act or (iii) BBX Capital’s Board of Directors not to comply with certain of the corporate governance standards set forth in the NYSE’s Listed Company Manual. A copy of such letter was described in and filed as an exhibit to BBX Capital’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on April 2, 2015 and is also described in and filed as an exhibit to the Amendment. Based upon the facts and circumstances described above, BFC does not believe that the Offer constitutes a Rule 13e-3 transaction as defined in Rule 13e-3(a)(3).

Acceptance of and Payment for Shares, page 19

2.	Disclosure states that unpurchased or untendered shares will be returned “as promptly as practicable” following the expiration or termination of the offer. Please revise this statement so that it is consistent with Rule 14e-1(c) of Regulation 14E.

In accordance with the Staff’s comment, this statement has been revised in the Amendment to clarify that unpurchased or untendered Shares will be returned “promptly” following the expiration or termination of the Offer. A conforming change has also been made in the Amendment to the “Introduction” section of the Offer to Purchase where substantially similar language was previously used.

Certain Information Concerning BBX Capital, page 26

3.	We note the statement that you assume no responsibility for the accuracy or completeness of the information concerning BBX Capital. It is inappropriate to disclaim responsibility for disclosure appearing in your tender offer statement. Please revise.

In accordance with the Staff’s comment, the introductory paragraph to Section 8 of the Offer to Purchase has been revised in the Amendment to read as follows:

“Except as specifically set forth herein, the information concerning BBX Capital contained in this Offer to Purchase has been taken from or is based upon BBX Capital’s public filings with the SEC (which may be obtained and inspected as described below). The summary information set forth below is qualified in its entirety by reference to and should be considered in conjunction with the more comprehensive financial and other information in such filings.”

Conditions of the Offer, page 29

4.	We note the condition appearing in the first bullet point. The offer can be subject only to conditions that are based on objective criteria and are not within the bidder’s control. Please revise this condition to specify the financing terms that would be considered acceptable, and the aggregate proceeds that would be sufficient to fund the purchase of shares in the offer and to pay related fees and expenses. Also, please confirm that, before the financing is consummated, you will revise your disclosure to provide required information under Items 1007 and 1016 of Regulation M-A and ensure that the offer remains open for a minimum of five business days from the date that this material change is first published, sent or given to security holders.

In accordance with the Staff’s comment, this condition has been revised in the Amendment to read as follows:

•	“we do not consummate financing transactions resulting in aggregate proceeds to us of at least $95 million in order to fund our purchase of Shares in the Offer and to pay related fees and expenses”.

Conforming changes have also been made in the Amendment to the other sections of the Offer to Purchase, including the “Summary Term Sheet” and “Section 10 (Source and Amount of Funds),” where substantially similar language was previously used. In addition, the condition described in the last bulletpoint of “Section 12 (Conditions of the Offer)” of the Offer to Purchase which previously conditioned the Offer on any required government approval, permit, authorization, favorable review or consent being obtained on terms satisfactory to BFC in its reasonable discretion has been revised in the Amendment to read as follows:

•	“any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained”.

In addition, this confirms that, before the financing is consummated, BFC will revise the applicable disclosure to provide the information required under Items 1007 and 1016 of Regulation M-A and will hold the Offer open for a minimum of five business days from the date that such information is first published, sent or given to BBX Capital’s shareholders.

BFC acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address the comments raised by the Staff regarding the Schedule TO. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4925. Thank you for your assistance.

Sincerely,

/s/ Raymond S. Lopez
Raymond S. Lopez Chief Financial Officer